Vapir Enterprises, Inc.

2365 Paragon Drive, Suite B

San Jose, CA 95131

March 31, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jay Ingram

Re:	Vapir Enterprises, Inc.

Current Report on Form 8-K

Filed December 30, 2014

File No. 333-170715

Dear Mr. Ingram:

We are in receipt of your comment letter dated January 26, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Item 1.01 Entry into a Material Definitive Agreement, page 2

Change of Business and Sale of ownership interest in FAL Minerals. .. ., page 3

1.	Please file a copy of the Real Estate Purchase and Sale Agreement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have included a copy of the Real Estate Purchase and Sale Agreement.

2.	Please file a copy of the sale agreement whereby you sold the properties that you purchased pursuant to the Real Estate Purchase and Sale Agreement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have included a copy of the Termination Agreement by and between Alpha Capital Anstalt, Adventures Ventures LLC, Whalehaven Capital Fund, LTD, DPIT 5 LLC and OJA LLC and Vapir Enterprises Inc. f/k/a FAL Exploration Corp., dated as of December 30, 2014 whereby our rights in the properties purchased pursuant to the Real Estate Purchase and Sale Agreement were terminated.

3.	We note your disclosure regarding the return of your 19.6% membership interest in FAL Minerals, LLC. Please expand your disclosure to include the terms of such return of your membership interests, including the consideration received in exchange for the return of the 19.6% membership interests. Please also file a copy of the agreement whereby you returned your membership interests in FAL Minerals, LLC as an exhibit. See Item 601(b)(10) of Regulation S-K.

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RESPONSE: We have included a copy of the Securities Purchase Agreement by and between FAL Minerals LLC and FAL Exploration Corp, dated as of October 7, 2013 and Membership Interest Purchase Agreement by and between FAL Minerals, LLC and David Lubin & Associates, PLLC, dated October 9, 2013.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Description of Business, page 4

4.	Please revise your disclosure to describe the business conducted under the corporate name “FAL Exploration, Inc.”.

RESPONSE: We have revised our “Description of Business” section on page __ to discuss the business operations of FAL Exploration, Corp.

5.	We note your disclosure that you produce digital aromatherapy devices. Please provide disclosure regarding the production of such devices, including disclosure regarding the availability and use of raw materials in such production. See Item 101 of Regulation S-K.

RESPONSE:  We have revised our “Description of Business” section on page __ to describe the production of digital aromatherapy devices, including the availability and use of raw materials in such production.

Competition, page 9

6.	Please revise your disclosure to include a discussion of your competitive position in the vaporizer industry. See Item 101(h)(4) of Regulation S-K.

RESPONSE: We have revised our “Competition” section on page __ to describe our competitive position in the vaporizer industry.

Patents, page 10

7.	Please revise your disclosure to include a discussion of the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE: We have revised our “Intellectual Property” section on page __ to include expiration dates for our existing patents and filing dates for our pending patents.

Properties, page 11

8.	Please provide disclosure regarding where your products are produced, including the location and general character of such property. See Item 102 of Regulation S-K.

RESPONSE: We have revised our “Properties” section on page __ to include the location where product design occurs and a description of the facilities at which our products are manufactured.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013, page 12

Net Sales, page 13

9.	Please revise your filing to provide a more robust discussion explaining the reasons why there were changes in your net sales. In this regard, we note your disclosure that the decrease in net sales is primarily attributable to a delay in a new product release. It appears to us that this would not cause your net sales to decrease and that sales of existing products decreased. Please provide an explanation as to why sales of existing products decreased. Please note that this comment also applies to your discussion of year over year changes in net sales.

RESPONSE: We have revised the “Net Sales” sections on pages ___ to expand the explanation for why net sales decreased during the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 and 2012 and to more clearly explain why the delay in a new product release caused our net sales to decrease.

Operating Expenses, page 13

10.	We note that your operating expenses increased period over period due to salaries and litigation costs. Please revise your filing to quantify the amounts associated with each contributing factor and provide an explanation for the change.

RESPONSE: We have revised the “Operating Expenses” sections on pages __ to expand on the factors contributing to our increased costs, the amounts associated with each contributing factor and the explanation for the changes.

Critical Accounting Policies, page 15

11.	Given the significance of your intangible assets, please revise your disclosure to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your intangible assets for recoverability. Please disclose whether an analysis was conducted in any period presented, and if so, please include a specific and comprehensive discussion regarding the results of that analysis.

RESPONSE: We have added a section titled “Intangible assets” on page __ to explain when and how we assess the impairment of identifiable intangibles, including our consideration of current events, and how we address possible impairments.

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Risk Factors, page 16

General

12.	We note your disclosure regarding your concentration of credit risk with two customers as disclosed on page F-17. Please revise your filing to include a risk factor that addresses the risks associated with such concentration of credit risk. See Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE: We have added a risk factor titled “We have significant customer concentration, and the loss of one of our large customers could adversely affect our business” on page __ to explain the risks posed given the concentration of credit risk with two customers, including risk of non-payment.

Key employees are essential to expanding our business, page 18

13.	We note that this risk factor refers to multiple key employees but only names your Chief Executive Officer. Please correct this inconsistency.

RESPONSE: We have revised this risk factor on page __ to include our seven employees in addition to our Chief Executive Officer.

The Company may lose its top management without employment agreements, page 18

14.	The risk described by this risk factor is similar to the risk covered under the previous risk factor. Please revise the previous risk factor to include a discussion of the risk associated with the lack of employment agreements between the Company and top management.

RESPONSE: We have revised the risk factor titled “Key employees are essential to expanding our business.” on page __ to indicate that we do not have any employment agreement with our Chief Executive Officer or our seven other employees.

Because we were engaged in a reverse merger, it may not be able to attract. . ., page 20

15.	Please revise this risk factor to clarify who will not be able to attract the attention of major brokerage firms.

RESPONSE: We have revised this risk factor on page __ to clarify that the Company may not be able to attract the attention of major brokerage firms.

Directors And Executive Officers, page 20

16.	Please revise the table on page 20 to include the term of office and any period(s) during which such director or officer served as such. See Item 401 of Regulation S-K.

RESPONSE: We have revised the introduction to the table on page __ to clarify that directors serve an annual term. We have also revised this table on page __ to include the year in which the directors and officers began serving in their respective roles.

17.	Please revise the biography of Dr. Shadi Shayegan to describe her business experience during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K.

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RESPONSE: We have revised the biography for Dr. Shayegan on page __ to provide that Dr. Shayegan’s business experience during the past five years has been with the Company and that Dr. Shayegan practiced dentistry in years prior.

Security Ownership of Certain Beneficial Owners and Management. .. ., page 21

18.	Please revise your tabular disclosure on page 21 to (i) include an address for Adam Kotkin and (ii) include information for Adam Wasserman. See Item 403(a) of Regulation S-K.

RESPONSE: We have revised the tabular disclosure on page __ to include Mr. Kotkin’s address and to include the beneficial ownership for Mr. Wasserman along with a clarifying note on this point.

Executive Compensation, page 22

19.	Please revise your tabular disclosure on page 22 to include information for Adam Kotkin, Adam Wasserman and Dr. Shadi Shayegan. See Item 402(m)(2)(i) of Regulation S-K.

RESPONSE: We have revised the tabular disclosure on page __ to include compensation information for Mr. Kotkin, Mr. Wasserman and Dr. Shayegan. We have also included explanatory notes for certain executives and elements of compensation.

Employment Arrangements, page 22

20.	We note your disclosure that you have not entered into any employment agreements with your executive officers. Please enhance your disclosure to provide a narrative description of the material terms of each executive officer’s employment arrangement. See Item 402(o)(10 of Regulation S-K.

RESPONSE: We have revised the “Employment Agreements” section to include a description of the material terms of Mr. Emarlou’s and Dr. Shayegan’s employment and an explanation regarding Mr. Kotkin’s and Mr. Wasserman’s terminations.

Outstanding Equity Awards at Fiscal Year-End, page 22

21.	Please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

RESPONSE: We have revised the “Outstanding Equity Awards at Fiscal Year-End” section to explain that no securities have been issued pursuant to equity awards or upon the exercise of outstanding options, warrants and rights under the Apps Genius Corp Equity Incentive Plan and provide the number of shares available for issuance under such plan.

Related Party Transactions, page 22

22.	We note your reference to a loan and note payable that are personally guaranteed by the President of the Company. Please provide narrative disclosure regarding the material terms of the loan and note payable and file a copy of the agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

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RESPONSE: We have revised the “Related Party Transactions” section to include a description of the terms of the loans Mr. Emarlou made to the Company and have included a copy of the Short-Term Loan Contract entered into between us and Mr. Emarlou on January 1, 2014.

Description of Securities, page 24

23.	Please revise your disclosure to include the approximate number of holders of your common stock as of the latest practicable date. See Item 201(b) of Regulation S-K.

RESPONSE: We have revised the “Common Stock” section to provide that we had 71 holders of our common stock as of March 25, 2015.

Trading Information, page 26

24.	Please provide disclosure regarding the range of high and low bid information for your common stock. See Item 201(a)(iii) of Regulation S-K.

RESPONSE: We have revised the “Trading Information” section to provide that we are not aware of trades or quotations for the two calendar years ending December 31, 2013 and that there have been sporadic trades reported since that date at prices ranging from $0.01 to $3.50.

Item 3.02 Unregistered Sales of Equity Securities, page 26

25.	We note your disclosure regarding the issuance of 38,624,678 shares of common stock pursuant to the Exchange Agreement and the issuance of 3,000,000 shares of common stock in satisfaction of outstanding promissory notes. Please revise your disclosure regarding each issuance to disclose the aggregate amount of consideration received in exchange for each issuance. See Item 701(c) of Regulation S-K.

RESPONSE: We have revised the “Unregistered Sales of Equity Securities” section to provide further explanation of the 38,624,678 issuance and the consideration for the issuance of 3,000,000 shares.

Exhibits, page 29

26.	Please file a copy of your Articles of Incorporation and Bylaws with this filing. See Item 601(b)(3) of Regulation S-K.

RESPONSE: We have included a copy of our Articles of Incorporation and Bylaws and Certificates of Amendment.

Exhibit 99.3

27.	Please revise your filing to include a pro forma Income Statement. Please refer to Article 11 of Regulation S-X.

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RESPONSE: We have included a copy of the Pro Forma Income Statement.

28.	Please tell us what consideration you gave to providing disclosure for the sale of real estate which took place in connection with the exchange agreement.

RESPONSE: We have also included a copy of the Real Estate Purchase and Sale Agreement and the corresponding Termination Agreement by and between Alpha Capital Anstalt, Adventures Ventures LLC, Whalehaven Capital Fund, LTD, DPIT 5 LLC and OJA LLC and Vapir Enterprises Inc. f/k/a FAL Exploration Corp., dated as of December 30, 2014.

FAL Exploration 10-K for the year ended December 31, 2013

Item 9A. Controls and Procedures, page 9

29.	We note that Management has determined that Internal Control over Financial Reporting was deemed ineffective. In future filings, if applicable, please also explain the factors which led to such determination as well as management’s plan to remediate such issues. Additionally, please ensure that you disclose the version of the COSO report that management used in performing its analysis of internal controls over financial reporting.

RESPONSE: We will update our disclosures in Item 9A. in our Annual Report for the year ended December 31, 2014 to address these comments.

30.	In addition, please consider whether management’s determination that internal control over financial reporting was not effective impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosures in future filings as appropriate.

RESPONSE: We will update our disclosures in Item 9A. in our Annual Report for the year ended December 31, 2014 to address these comments.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Vapir Enterprises, Inc.

By:	/s/ Hamid Emarlou
Name: Hamid Emarlou
Title: President and Chief Executive Officer

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